UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-35243

Full title of the plan and the address of the plan, if different from that of the issuer named below:
SunCoke Energy, Inc. Savings Restoration Plan
A.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SunCoke Energy, Inc.
1011 Warrenville Road
Suite 600
Lisle, Illinois 60532

SUNCOKE ENERGY, INC. SAVINGS RESTORATION PLAN
INDEX OF FINANCIAL STATEMENTS
December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits and Investment Committee of
SunCoke Energy, Inc. and Plan Participants:

Opinion on the Financial Statements

We have audited the accompanying Statements of Financial Position of the SunCoke Energy, Inc. Savings Restoration Plan (the "Plan") as of December 31, 2020 and 2019, and the related Statements of Changes in Plan Equity for the years ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Plan as of December 31, 2020 and 2019, and the changes in plan equity for the years ended December 31, 2020, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2012
Kingston, NH
March 29, 2021

SUNCOKE ENERGY, INC. SAVINGS RESTORATION PLAN
STATEMENTS OF FINANCIAL POSITION

	December 31,
	2020	2019
Assets:
Receivable from SunCoke Energy, Inc.	$5,582,975	$4,120,432
Plan Equity:
Plan equity	$5,582,975	$4,120,432
The accompanying notes are an integral
part of the financial statements.

SUNCOKE ENERGY, INC. SAVINGS RESTORATION PLAN
STATEMENTS OF CHANGES IN PLAN EQUITY

	For the years ended December 31,
	2020	2019	2018
Increases (decreases) in plan equity attributed to:
Investment income from notional investments:
Dividends and capital gains	$129,315	$105,539	$96,469
Net appreciation (depreciation) in fair value	546,389	467,072	(280,650)
Net notional investment income (loss)	675,704	572,611	(184,181)
Participant contributions to notional investments	568,205	543,275	554,708
Employer contributions to notional investments	431,714	378,246	397,807
Participant distributions from notional investments	(203,743)	(90,589)	(1,956,141)
Administrative fees charged to notional accounts	(9,337)	—	—
Net increase (decrease) in plan equity	1,462,543	1,403,543	(1,187,807)
Plan equity at beginning of period	4,120,432	2,716,889	3,904,696
Plan equity at end of period	$5,582,975	$4,120,432	$2,716,889
The accompanying notes are an integral
part of the financial statements.

SUNCOKE ENERGY, INC. SAVINGS RESTORATION PLAN
NOTES TO FINANCIAL STATEMENTS
A. PLAN DESCRIPTION:
The following description of the SunCoke Energy Inc. Savings Restoration Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.
General
The Plan was established by SunCoke Energy Inc. (the “Company”) effective January 1, 2012 for the purpose of providing benefits to certain employees, which otherwise would be lost by reason of the restrictive provisions of Section 401(a)(17) of the Internal Revenue Code of 1986, as amended (the “Code”) applicable to the SunCoke 401(k) Plan (the “SunCoke Plan”).
The Plan is an unfunded plan maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees within the meaning of Sections 3(36), 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is not qualified under Section 401(a) of the Code, and is generally not subject to ERISA.
The Plan Administrator shall select the employees eligible to participate in the Plan from the participants in the SunCoke Plan whose employing corporation participates in the SunCoke Plan and adopts the Plan. The participants in the SunCoke Plan selected for participation in this Plan shall be those SunCoke Plan participants whom the Plan Administrator reasonably believes will have annual base and projected target bonus compensation in excess of the limitations on compensation imposed under the terms of the SunCoke Plan by reason of Section 401(a)(17) of the Code during the applicable calendar year ($285,000, $280,000 and $275,000 for 2020, 2019 and 2018, respectively).
Trust
The Plan is an unfunded plan. The obligation to make benefit payments under the Plan is solely an obligation of the Company. However, the Company may establish one or more trusts to assist in the payment of benefits. The Company has established a trust (the “Trust”) for the Plan, in which Vanguard Fiduciary Trust Company (“Vanguard”) serves as the trustee. Although the Company maintains the Trust to accumulate certain assets to assist the Company in meeting its obligations under the Plan, the Plan has no investments of its own. The sole asset of the Plan is a receivable from the Company in an amount equal to the sum of all participants’ notional account balances held by the Trust plus contributions receivable from the Company and unapplied forfeitures. Plan participants are considered to be unsecured creditors, with no secured or preferential rights to any assets of the Company. Assets held by the Trust are available to the Company’s general creditors in the event of insolvency of the Company.
Contributions
Eligible participants may irrevocably elect before the beginning of each calendar year to defer on a pre-tax basis a percentage not to exceed 50% of their eligible compensation, that is in excess of the 401(a)(17) limit. The Company shall match employee deferrals at a rate of 100% of the first 5% of eligible compensation. The Company shall also contribute 3% of a participant’s eligible compensation in excess of the 401(a)(17) limit to those participants who made contributions under the Plan during the plan year. Further, the Company may elect, at its discretion, to make additional employer contributions during the plan year. The Company funded employee and employer contributions for the years ended December 31, 2020, 2019 and 2018, amounting to $999,919, $921,521 and $952,515, respectively, to the Trust. There were contributions receivable consisting of employee and employer contributions of $93 and $705 for the year ended December 31, 2020, respectively. There were contributions receivable consisting of employee and employer contributions of $38,028 and $17,250 for the year ended December 31, 2019.

Participant Notional Accounts
Participant deferrals and employer contributions are credited to a notional account and are deemed invested in notional investment funds selected by the participant from a group of funds under the Plan, one of which tracks the Company’s common stock. Participant accounts are not protected from investment risk in the notional funds. The notional investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the Trust, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Investment gains and losses are credited or charged to a participant’s notional account based on earnings and losses in the selected valuation funds.
Vesting
Participants are always fully vested in the portion of their notional account which represents their contributions, employer 3% contributions and the income earned thereon. Participants become vested in employer matching and additional employer contributions and earnings thereon as follows:

Completed Years of Service	Percent Vested
Less than three years	0%
Three or more years	100%

Participants become fully vested in employer matching and additional employer contributions immediately upon normal retirement age as defined by the Plan, death or total and permanent disability while still an active participant in the Plan.
Forfeitures
When participants terminate employment and are not fully vested in their notional accounts, the nonvested portion of their notional accounts represents forfeitures, as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant’s notional account will be restored. Forfeitures are used to pay administrative expenses or to reduce future employer contributions. For the years ended December 31, 2020, 2019 and 2018, forfeitures were used to reduce employer contributions of zero, $300 and $800, respectively. Total unapplied forfeitures were $151 and $155 at December 31, 2020 and 2019, respectively.
Distribution of Benefits
Participants are eligible to receive a lump sum distribution of the vested portion of their notional accounts within the seventh calendar month following termination of employment by reason of retirement, disability, or other separation from service (although in the event of a participant’s death, immediate payment will be made to the participant’s beneficiaries). Prior to the participant’s first year of participation in the Plan, a participant may make a one-time election to receive, upon retirement, the value of his or her vested notional account in installment payments instead of a lump sum payment. Under such an election the participant shall elect to receive between 2 and 10 years of substantially equal installment payments beginning within the seventh calendar month following the participant’s retirement. Notwithstanding any election, participants who retire and have a vested notional account balance of less than $50,000 will receive a lump sum distribution of 100% of their vested benefits within the seventh calendar month following the participant’s retirement.
Concurrently with the election to contribute to the Plan, a participant may make an election to receive an in-service lump sum distribution of participant contributions and earnings thereon on a specified date no earlier than the January 1 following three years from the end of the calendar year in which the election was made. Regardless of such an election, a distribution of participant contributions will be made upon termination of employment by reason of retirement, disability, death or other separation from service, as described in the preceding paragraph.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).
Receivable from the Company
The Plan is unfunded with benefits due solely out of the general assets of the Company. The Company has established the Trust to assist in the payment of these benefits. See Footnote A for a further description of the Trust. The Plan records a receivable from the Company equal to the sum of all participants’ notional account balances plus contributions receivable to the Trust and unapplied forfeitures.
Asset Valuation and Income Recognition
Notional investments in the Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.
Purchases and sales of securities within the notional accounts are recorded on a trade-date basis. Interest income of the notional investments is recorded as earned on the accrual basis. Dividends of the notional investments are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Trust’s gains and losses on notional investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Plan Expenses
All expenses incurred in the administration of the Plan are paid by the Company. The Plan is subject to an annual recordkeeping fee established in an agreement with the recordkeeping service provider, effective January 1, 2020. Total fees for the year ended December 31, 2020 were $9,337 and are included in Administrative fees charged to notional accounts within the Statements of Changes in Plan Equity. Fees are placed in money market accounts and held in the Trust until they are utilized by the Company.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.
Risks and Uncertainties
The amount of the Plan’s receivable from the Company is based on the performance of notional investment securities which consist of mutual funds and SunCoke Energy, Inc. common stock plus contributions receivable to the Trust. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ notional account balances and the amounts reported in the financial statements.

C. TRUST INVESTMENTS:
All Trust investments are measured at fair value based on quoted prices in active markets for identical assets and are classified as Level 1 within the valuation hierarchy. For the years ended December 31, 2020, 2019 and 2018, the Trust investments appreciated (depreciated) by $526,866, $467,072 and $(280,650), respectively. The net appreciation in fair value reported on the Statement of Changes in Plan Equity for the year ended December 31, 2020 of $546,389 includes the investment income receivable due to the Trust in the table below. For the years ended December 31, 2020, 2019, and 2018 the Trust had dividend income and capital gains of $129,315, $105,539 and $96,469, respectively.
The Trust’s investments as of December 31, 2020 and 2019 consisted of:

	December 31,
	2020	2019
Delaware Small Cap Value Institutional Fund	$—	$13,977
Dodge & Cox Income Fund	24,680	35,785
Dodge & Cox Stock Fund	41,344	38,576
Federated Hermes Government Obligations Fund Premier	4,890	—
Federated Government Obligations Fund	4,620	—
Federated Institutional High Yield Bond Fund	86,293	98,340
PIMCO Real Return Institutional Fund	—	9,917
SunCoke Energy, Inc. Company Stock Fund	60,843	67,421
T. Rowe Price Growth Stock Fund	108,390	85,432
T. Rowe Price Small-Cap Stock Fund	11,216	26,338
Vanguard Institutional Index Fund Institutional Shares	675,225	295,835
Vanguard Institutional Target Retirement Income Fund	697,894	477,754
Vanguard Institutional Target Retirement 2050 Fund	396,535	266,184
Vanguard Institutional Target Retirement 2040 Fund	1,266,960	821,148
Vanguard Institutional Target Retirement 2030 Fund	926,033	731,156
Vanguard Institutional Target Retirement 2020 Fund	977,902	835,673
Vanguard Mid-Cap Index Admiral Fund	4,025	22,483
Vanguard Prime Money Market Fund	—	116
Vanguard REIT Index Admiral Fund	675	40,793
Vanguard Selected Value Fund	—	19,207
Vanguard Small-Cap Index Admiral Fund	4,663	14,358
Vanguard Total Bond Market Index Fund Institutional Shares	195,289	60,133
Vanguard Total International Stock Index Admiral Fund	84,536	92,281
Vanguard Wellington Admiral Fund	—	12,247
Total Trust Investments	5,572,013	4,065,154
Contributions receivable(1)	798	55,278
Administrative fees charged to notional accounts and related earnings(2)	(9,359)	—
Investment income receivable due to Trust(3)	19,523	—
Total Plan Equity	5,582,975	4,120,432
(1) There were contributions receivable consisting of employee and employer contributions of $93 and $705, respectively, for the year ended December, 31 2020 and $38,028 and $17,250, respectively, for the year ended December 31, 2019.

(2) Represents administrative fees charged to notional accounts not yet utilized by the Company and related earnings. See Note B to the financial statements for further discussion on administrative fees charged to participant notional accounts for the year ended December 31, 2020.
(3) See discussion of Trust in Note A to the financial statements.
D. TAX STATUS:
The Plan is established as an unfunded deferred compensation plan under the Code and is not subject to federal income tax. Accordingly, a participant will not incur federal income tax liability when (1) compensation is deferred pursuant to the Plan, (2) Company contributions are made to notional accounts, (3) notional investment gains or losses are credited or charged to a participant’s notional account or (4) dividends are credited to a participant’s notional account. Rather, a participant will incur federal income tax liability for such contributions and income only when distributions are made to a participant.
The Plan is not qualified under Section 401(a) of the Code and is generally not subject to provisions of ERISA, as amended. The Trust is treated as a grantor trust and all items of income and loss are taxed at the Company level.
E. RELATED PARTIES:
Transactions with investment funds managed and held by the trustee and Company common stock are considered party-in-interest transactions.
F. PLAN TERMINATION:
The Plan may, at any time, be terminated by the Company. The Company or any participating employer may terminate participation in the Plan with respect to its employees participating in the Plan. Upon termination of the Plan, the amounts credited to participants’ notional accounts under the Plan shall be distributed to such participants in accordance with the terms of the Plan and the participant’s existing elections.
G. SUBSEQUENT EVENTS:
The Company has evaluated subsequent events through March 29, 2021, the date these financial statements were issued. No events have occurred that require adjustment to or disclosure in the financial statements of the Plan.

EXHIBIT INDEX

Exhibit

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SunCoke Energy, Inc. Savings Restoration Plan
(Name of Plan)

BY:	Employee Benefits and Investment Committee of SunCoke Energy, Inc. as Plan Administrator

/s/ Katherine T. Gates
Katherine T. Gates

Senior Vice President, Chief Legal Officer and
Chief Human Resource Officer

DATED: March 29, 2021